EXHIBIT 99.1

Loncor Resources Inc.

PRESS RELEASE

LONCOR TO COMMENCE TRADING ON NYSE AMEX

Toronto, Canada – April 25, 2011- Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN")is pleased to announce that its common shares have been authorized for listing on the NYSE Amex in New York.  The shares will begin trading on the NYSE Amex on Wednesday, April 27, 2011 under the trading symbol "LON".  The Company will retain its primary listing on the TSX Venture Exchange under the trading symbol "LN".

"We are pleased to welcome Loncor Resources to the NYSE Euronext family of listed companies," said Scott Cutler, EVP and Co-Head of U.S. Listings and Cash Execution, NYSE Euronext. "Loncor Resources and its shareholders will benefit from the superior market quality, services and technology provided by NYSE Amex. We look forward to a great partnership."

Peter N. Cowley, President and Chief Executive Officer of Loncor, stated:"The NYSE Amex listing has been undertaken to improve the accessibility and liquidity of the Company’s shares, specifically for global investors, as well as broaden the potential reach to the capital markets.  The latter will support Loncor's future growth and assist in unlocking value for shareholders from our properties."

Loncor is a gold exploration company with two projects in the Democratic Republic of the Congo: the Ngayu and North Kivu projects.  For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.